FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

July 13, 2023.

Item 3 News Release

The press release attached as Schedule "A" was disseminated through a newswire company in Canada on July 13, 2023.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

July 13, 2023.

Schedule "A"

HIVE Digital Technologies Debuts Trading on NASDAQ Capital Markets

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - July 13, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBFA.F) (the "Company" or "HIVE"), a global leader in data centre technology and sourcing green energy, is pleased to announce that trading on the NASDAQ will resume today (Thursday, July 13, 2023) under HIVE Digital Technologies Ltd.

We appreciate the efforts of NASDAQ Capital Markets, our transfer agent (Computershare) and the quick response of the Depository Trust & Clearing Corporation for the swift implementation of our CUSIP change which occurred this Wednesday, July 12, 2023, and the swift resumption of trading scheduled for today.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centres and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register for HIVE's mailing list, please visit www.hivedigitaltech.com. Follow @HIVE_HPC on Twitter and subscribe to HIVE's YouTube channel.

Media Contact

Nicole Jerick
Talk Shop Media
Nicole@TalkShopMedia.com
778-877-8801

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/173359